Exhibit 12.1

Ratios of Earnings (Deficit) to Fixed Charges and Earnings (Deficit) to Combined Fixed Charges and

Preferred Stock Dividends

Our historical ratios of earnings (deficit) to fixed charges and earnings (deficit) to combined fixed charges and preferred stock dividends for the periods indicated are set forth below. As of September 30, 2011, we had 28,939 shares of preferred stock outstanding, all of which were issued on June 11, 2008. The ratio of earnings to fixed charges is computed by dividing (i) income from continuing operations before income taxes and fixed charges by (2) total fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing (i) income from continuing operations before income taxes and fixed charges by (2) total fixed charges and preferred stock dividends.

For purposes of computing these ratios (i) earnings consist of income before income taxes plus fixed charges, (ii) fixed charges, excluding interest on deposits, include interest expense (other than on deposits) and the estimated portion of rental expense attributable to interest, net of income from subleases, (iii) fixed charges, including interest on deposits, include all interest expense and the estimated portion of rental expense attributable to interest, net of income from subleases, and (iv) pre-tax earnings required for preferred stock dividends were computed using tax rates for the applicable year.

	Nine Months ended September 30		Years ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Earnings:
Income before taxes	$153,069	$47,252	$87,692	$(128,648)	$(383,730)	$159,660	$193,673
Fixed charges	104,111	133,697	171,376	250,704	363,482	487,403	506,188

Earnings, including interest on deposits	257,180	180,949	259,068	122,056	(20,248)	647,063	699,861

Less: interest on deposits	(63,540)	(88,842)	(112,629)	(180,804)	(250,182)	(361,307)	(310,199)

Earnings, excluding interest on deposits	$193,640	$92,107	$146,439	$(58,748)	$(270,430)	$285,756	$389,662

Fixed charges:
Interest on deposits	$63,540	$88,842	$112,629	$180,804	$250,182	$361,307	$310,199
Interest on borrowings	40,571	44,855	58,747	69,900	113,300	126,096	195,989

Fixed charges, including interest on deposits	104,111	133,697	171,376	250,704	363,482	487,403	506,188

Less: interest on deposits	(63,540)	(88,842)	(112,629)	(180,804)	(250,182)	(361,307)	(310,199)

Fixed charges, excluding interest on deposits	40,571	44,855	58,747	69,900	113,300	126,096	195,989

Preferred stock dividend requirements	2,493	14,616	18,086	32,862	12,805	863	863

Combined fixed charges and preferred stock dividend requirements – including deposits	106,604	148,313	189,462	283,566	376,287	488,266	507,051

Combined fixed charges and preferred stock dividend requirements – excluding deposits	43,064	59,471	76,833	102,762	126,105	126,959	196,852

Ratio of Earnings (Deficit) to Fixed Charges:
Excluding interest on deposits	4.77	2.05	2.49	(0.84)	(2.39)	2.27	1.99
Including interest on deposits	2.47	1.35	1.51	0.49	(0.06)	1.33	1.38

Ratio of Earnings (Deficit) to Combined Fixed Charges and Preferred Stock Dividend Requirements:
Excluding interest on deposits	4.50	1.55	1.91	(0.57)	(2.14)	2.25	1.98
Including interest on deposits	2.41	1.22	1.37	0.43	(0.05)	1.33	1.38